UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Chief Manager Documentation & Corporate Secretary Department
Corporate Administration Division

English Translation of Excerpts from Quarterly Securities Report Filed in Japan

This document is an English translation of selected information included in the Quarterly Securities Report for the quarter ended December 31, 2017 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on February 14, 2018 (the “Quarterly Securities Report”). An English translation of certain information included in the Quarterly Securities Report was previously submitted in a report on Form 6-K dated February 2, 2018. Accordingly, this document should be read together with the previously submitted report.

The Quarterly Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Quarterly Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Quarterly Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Quarterly Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2017 and the other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2017 filed in Japan on June 29, 2017. The updates below are not a complete update of the prior disclosure, but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Quarterly Securities Report.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in “Risks Relating to Our Business” in our most recent annual securities report filed in Japan.

19.	Risks of receiving potential claims or sanctions regarding inappropriate or illegal practices or other conduct from our customers or regulatory authorities

We conduct our business subject to ongoing regulations and associated compliance risks (including the effects of changes in laws, regulations, policies and voluntary codes of practice in Japan and other markets where we operate). In the current regulatory environment, we are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs may not be fully effective in preventing all violations of laws, regulations and rules.

Our failure to comply with all applicable laws and regulations, including those relating to money laundering, financial crimes, and other inappropriate or illegal transactions, may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate. These consequences may harm our reputation resulting in loss of customer or market confidence in us or otherwise in deterioration of our business environment, and may adversely affect our business and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In December 2012, BTMU agreed to make a payment to the Office of Foreign Assets Control of the U.S. Department of the Treasury, or OFAC, to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. In addition, in June 2013, BTMU entered into a consent agreement with the New York State Department of Financial Services, or NYDFS, to resolve issues relating to certain U.S. dollar payments that were routed through New York from 2002 to 2007. Under the terms of the agreement with NYDFS, BTMU agreed to make a civil monetary payment to NYDFS and retain an independent consultant to conduct a compliance review of the relevant controls and related matters in BTMU’s current operations. In addition, in November 2014, BTMU entered into a consent agreement with NYDFS to resolve issues relating to instructions given to PricewaterhouseCoopers LLP, or PwC, and the disclosures made to NYDFS in connection with BTMU’s 2007 and 2008 voluntary investigation of BTMU’s U.S. dollar clearing activity toward countries under U.S. economic sanctions. BTMU had hired PwC to conduct a historical transaction review report in connection with that investigation. Under the terms of the agreement with NYDFS, BTMU made a payment of the stipulated amount to NYDFS, and agreed to take actions on persons involved in the matter at that time, relocate its U.S. BSA/AML and OFAC sanctions compliance programs to New York, and extend, if regarded as necessary by NYDFS, the period during which an independent consultant is responsible for assessing BTMU’s internal controls regarding compliance with applicable laws and regulations related to U.S. economic sanctions. On November 9, 2017, BTMU entered into a Stipulation and Consent to the Issuance of a Consent Order with the U.S. Office of the Comptroller of the Currency, or OCC, under which BTMU agreed to the entry by the OCC of a Consent Order that includes remedial terms and conditions that are substantively the same as those included in the consent agreements that BTMU had reached with NYDFS in June 2013 and November 2014. This Consent Order, which the OCC executed, enables the OCC to supervise BTMU’s plans to enhance its internal controls and compliance program relating to OFAC sanctions requirements. The Stipulation and Consent with the OCC followed MUFG’s conversion of its U.S. Branches and Agencies of BTMU and MUTB, including its BTMU New York Branch, from state-licensed branches and agencies under the supervision of state regulatory agencies, including NYDFS, to federally licensed branches and agencies under the supervision of the OCC. BTMU is having continuing discussions on these and related issues with relevant regulators, and is undertaking necessary actions relating to these matters. In addition, BTMU is currently engaged in litigation with NYDFS with regard to the conversion of its New York Branch license. These developments or other similar events may result in additional regulatory actions against us or agreements to make significant settlement payments.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. We are cooperating with these investigations and have been conducting an internal investigation among other things. In connection with these matters, we and other panel members and global financial institutions have been named as defendants in a number of civil lawsuits, including putative class actions, in the United States. These developments or other similar events may expose us to significant adverse financial and other consequences.

Additional Japanese GAAP Financial Information for the nine months ended December 31, 2017

1.	Changes in the Scope of Consolidation or Application of the Equity Method

I.	Significant changes in the scope of consolidation

Japan Digital Design, Inc. was newly included in the scope of consolidation due to new establishment.

II.	Significant changes in the scope of application of the equity method

None.

2.	Additional Information

I.	Strategic investment in Danamon

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), a consolidated subsidiary of MUFG, entered into conditional share purchase agreements with Asia Financial (Indonesia) Pte. Ltd. (“AFI”) and other entities (together with AFI, the “Sellers”) on December 26, 2017, to acquire their 73.8% equity interests in Indonesian bank PT Bank Danamon Indonesia, Tbk. (“Danamon”), subject to applicable regulatory approvals.

II.	Objectives of the transaction

BTMU intends to establish an integrated and comprehensive services platform that serves as a gateway for clients wishing to make inroads into Indonesia’s burgeoning economy as well as local companies keen on expanding into the region. This investment is also expected to strategically allow BTMU to benefit from Danamon’s foothold in the developing local retail and small and medium enterprises (SME) segments to deepen its banking franchise in Indonesia.

III.	Outline of proposed transaction

This strategic investment by BTMU will be executed through three steps (the “Proposed Transaction”), and the completion of the Proposed Transaction will result in BTMU becoming the largest shareholder in Danamon and Danamon becoming a consolidated subsidiary of BTMU.

Step 1:	On December 29, 2017, BTMU acquired an initial 19.9% equity interest in Danamon from the Sellers based on a price of IDR 8,323 (approximately ¥70) per share and at an investment amount of IDR 15,875 billion (approximately ¥133 billion). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of September 30, 2017, with certain adjustments applied. AFI remained the majority shareholder in Danamon upon closing of Step 1.

BTMU classifies the shares it holds in Danamon as available-for-sale securities.

Step 2:	BTMU intends to seek regulatory approvals and other relevant approvals to acquire an additional 20.1% to increase its equity interest in Danamon to 40%. This step is expected to close between April and September of 2018, subject to receiving these approvals.

The price for Danamon’s shares in Step 2 will be based on a similar approach as Step 1.

Step 3:	Upon completion of Step 2, BTMU intends to seek the necessary approvals to increase its equity interest in Danamon above 40%, and this will provide an opportunity for all other existing Danamon shareholders to either remain as shareholders or receive cash from BTMU. With the closing of Step 3, BTMU’s final equity interest in Danamon is expected to be over 73.8%.

The price for Danamon’s shares in Step 3 will be based on a similar approach as Step 1.

IV.	Overview of Danamon

Corporate name:	PT Bank Danamon Indonesia, Tbk.
Name and title of representative:	Sng Seow Wah, President Director
Location:	Jakarta Indonesia
Date of establishment:	July 16, 1956
Business description:	Banking services
Paid-in capital:	IDR 5,901,122 million (as of December 31, 2016)
Number of shares outstanding:	9,584,643,365 shares (as of December 31, 2016)
Fiscal year end:	December 31

Financial summary of Danamon for the fiscal year ended December 31, 2016:

(millions of IDR)

Operating income:	26,554,900
Net operating income:	4,934,212
Net income attributable to shareholders:	2,669,480
Total assets:	174,086,730
Net equity:	36,377,972

(Notes)

1.	“Operating income” refers to the total of “Interest income,” “Insurance premium income” and “Other operating income.”
2.	The above figures are presented based on Regulation of Financial Service Authority (“POJK”) No. 6/POJK.03/2015 dated 31 March 2015 regarding “Transparency and Publication of Bank Reports” and its amendment of POJK No. 32/POJK.03/2016 dated 8 August 2016, and the Copy of Circular Letter of Financial Service Authority (“SEOJK”) No. 43/SEOJK.03/2016 dated 28 September 2016.

3.	Consolidated Balance Sheets

I.	Risk-monitored loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2017	December 31, 2017
Loans to bankrupt borrowers	¥46,498	¥54,758
Non-accrual delinquent loans	738,103	647,137
Accruing loans contractually past due 3 months or more	46,301	32,728
Restructured loans	708,354	637,537

Total	¥1,539,258	¥1,372,163

The amounts above represent gross amounts before the deduction of allowance for credit losses.

II.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2017	December 31, 2017
Principal-guaranteed money trusts	¥6,678,398	¥6,651,775

III.	Guarantee obligations for private placement bonds (provided in accordance with Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2017	December 31, 2017
Guarantee obligations for private placement bonds	¥563,884	¥508,923

IV.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on the MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

4.	Consolidated Statements of Income

“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the nine months ended December 31,
	2016	2017
Equity in gains of the equity method investees	¥171,199	¥202,242
Gains on sales of equity securities	134,687	149,471

“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the nine months ended December 31,
	2016	2017
Write-offs of loans	¥93,384	¥106,150
Provision for reserve for contingent losses	89,126	20,691

5.	Consolidated Statements of Cash Flows

No consolidated statements of cash flows have been prepared for the nine months periods ended December 31, 2016 and 2017. Depreciation (including amortization of intangible assets other than goodwill) and amortization of goodwill for the periods indicated were as follows:

	(in millions of yen)
	For the nine months ended December 31,
	2016	2017
Depreciation	¥228,850	¥240,189
Amortization of goodwill	11,020	13,033

6.	Shareholders’ Equity

For the nine months ended December 31, 2016

I.	Cash dividends

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2016	Common stock	124,116	9	March 31, 2016	June 29, 2016	Retained earnings
Meeting of Board of Directors on November 14, 2016	Common stock	122,440	9	September 30, 2016	December 5, 2016	Retained earnings

II.	Dividends the record date for which fell within the nine-month period and the effective date of which was after the end of the nine-month period

None.

For the nine months ended December 31, 2017

I.	Cash dividends

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (yen)	Dividend record date	Effective date	Source of dividends
Annual General Meeting of Shareholders on June 29, 2017	Common stock	121,160	9	March 31, 2017	June 30, 2017	Retained earnings
Meeting of Board of Directors on November 14, 2017	Common stock	119,890	9	September 30, 2017	December 5, 2017	Retained earnings

II.	Dividends the record date for which fell within the nine-month period and the effective date of which was after the end of the nine-month period

None.

7.	Segment Information

I.	Business segment information

(1)	Information on net revenue and operating profit (loss) for each reporting segment

For the nine months ended December 31, 2016

	(in millions of yen)
	For the nine months ended December 31, 2016
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥878,983	¥731,006	¥910,807	¥124,881	¥2,516,799	¥534,425	¥(35,450)	¥3,015,775
Operating expenses	719,695	428,833	567,179	79,847	1,687,109	152,990	126,325	1,966,425

Operating profit (loss)	¥159,287	¥302,173	¥343,628	¥45,034	¥829,690	¥381,435	¥(161,775)	¥1,049,350

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	“Net revenue” and “Operating expenses” for each of the Corporate Banking Business Group and the Global Business Group include net revenue and operating expenses relating to overseas Japanese corporate transactions. The amounts relating to such transactions included in each of these reporting segments are as follows: ¥128,878 million of net revenue, ¥108,445 million of operating expenses and ¥20,433 million of operating profit. Adjustments have been made by deducting these amounts from the Total of Customer Business.

For the nine months ended December 31, 2017

	(in millions of yen)
	For the nine months ended December 31, 2017
	Retail Banking Business Group	Corporate Banking Business Group	Global Business Group	Trust Assets Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥912,609	¥726,828	¥971,253	¥138,368	¥2,608,987	¥413,773	¥(7,903)	¥3,014,858
Operating expenses	715,476	438,722	645,361	85,983	1,768,990	169,116	127,534	2,065,641

Operating profit (loss)	¥197,132	¥288,106	¥325,892	¥52,384	¥839,997	¥244,657	¥(135,437)	¥949,216

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	“Net revenue” and “Operating expenses” for each of the Corporate Banking Business Group and the Global Business Group include net revenue and operating expenses relating to overseas Japanese corporate transactions. The amounts relating to such transactions included in each of these reporting segments are as follows: ¥140,072 million of net revenue, ¥116,553 million of operating expenses and ¥23,519 million of operating profit. Adjustments have been made by deducting these amounts from the Total of Customer Business.

(2)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statements of income for the corresponding nine-months periods

	(in millions of yen)
	For the nine months ended December 31,
	2016	2017
Total operating profit of reporting segments	¥1,049,350	¥949,216
Operating profit of consolidated subsidiaries excluded from reporting segments	33,937	18,318
Credit related expenses	(146,095)	(129,320)
Gains on reversal of allowance for credit losses	49,281	35,561
Gains on loans written-off	45,866	59,589
Net gains on equity securities and other securities	96,160	134,952
Equity in gains of the equity method investees	171,199	202,242
Others	(87,498)	(64,527)

Ordinary profit in the consolidated statements of income	¥1,212,200	¥1,206,031

(3)	Changes in reporting segments

From the nine months ended December 31, 2017, MUFG has reflected changes in the allocation of net revenue and operating expenses among reporting segments in our segment information calculation methodology.

Accordingly, the business segment information for the nine months ended December 31, 2016 has been restated based on the new allocation.

8.	Financial Instruments

There are no material changes to be disclosed as of December 31, 2017 compared to March 31, 2017.

9.	Securities

*1	The following shows those securities as of December 31, 2017 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2017.

*2	In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include negotiable certificates of deposit in “Cash and due from banks” and beneficiary certificates in trusts in “Monetary claims bought” and others.

I.	Available-for-sale securities

	(in millions of yen)
	March 31, 2017
	Acquisition cost	Amount on consolidated balance sheet	Difference
Domestic equity securities	¥2,529,462	¥5,164,653	¥2,635,191
Domestic bonds	27,289,712	27,688,842	399,130
Government bonds	23,659,599	24,010,611	351,011
Municipal bonds	1,006,407	1,009,875	3,468
Corporate bonds	2,623,705	2,668,355	44,650
Other securities	21,854,910	21,959,652	104,742
Foreign equity securities	132,927	182,802	49,875
Foreign bonds	17,925,794	17,917,306	(8,487)
Other	3,796,189	3,859,542	63,353

Total	¥51,674,085	¥54,813,148	¥3,139,063

(Note)	The total difference amount shown in the table above includes ¥41,607 million of revaluation gains on securities by application of the fair value hedge accounting method.

	(in millions of yen)
	December 31, 2017
	Acquisition cost	Amount on consolidated balance sheet	Difference
Domestic equity securities	¥2,375,513	¥5,948,431	¥3,572,917
Domestic bonds	25,619,913	25,916,671	296,757
Government bonds	21,322,364	21,574,146	251,782
Municipal bonds	1,424,841	1,428,536	3,695
Corporate bonds	2,872,708	2,913,987	41,279
Other securities	24,411,282	24,622,361	211,078
Foreign equity securities	301,365	354,746	53,381
Foreign bonds	19,865,202	19,845,275	(19,926)
Other	4,244,714	4,422,338	177,624

Total	¥52,406,710	¥56,487,464	¥4,080,754

(Note 1)	Available-for-sale securities (excluding certain securities whose fair value cannot be reliably determined) are subject to write-downs when their fair value significantly declines and it is determined as of the end of the reporting period that it is not probable that the value will recover to the acquisition cost. In such case, the fair value is recorded on the consolidated balance sheet and the difference between the fair value and the acquisition cost is recognized as losses for the reporting period.

Whether there is any “significant decline in the fair value” is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

(a)	Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

Fair value is lower than acquisition cost.

(b)	Issuers requiring close watch:

Fair value has declined by 30% or more from acquisition cost.

(c)	Normal issuers:

Fair value has declined by 50% or more from acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in a similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who are financially weak and are under close monitoring by our subsidiaries. “Normal issuers” means issuers other than those who are classified in the four categories mentioned above.

(Note 2)	The total difference amount shown in the table above includes ¥142,157 million of revaluation gains on securities by application of the fair value hedge accounting method.

10.	Money Held in Trust

The following shows the money held in trust as of December 31, 2017 which was deemed material in the management of our group company businesses and showed material changes as compared to that as of March 31, 2017.

I.	Money held in trust not for trading purposes or being held to maturity

	(in millions of yen)
	March 31, 2017
	Acquisition cost	Amount on consolidated balance sheet	Difference
Money held in trust not for trading purpose or being held to maturity	¥710,210	¥711,230	¥1,020

	(in millions of yen)
	December 31, 2017
	Acquisition cost	Amount on consolidated balance sheet	Difference
Money held in trust not for trading purpose or being held to maturity	¥947,846	¥940,201	¥(7,645)

11.	Derivatives

The following shows those derivatives as of December 31, 2017 which were deemed material in the management of our group company businesses and showed material changes as compared to those as of March 31, 2017.

I.	Currency-related derivatives

		(in millions of yen)
		March 31, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥552,865	¥(3,750)	¥(3,750)
Over-the-counter	Currency swaps	57,568,038	(65,667)	(65,667)
(“OTC”) transactions	Forward contracts on foreign exchange	120,447,312	72,713	72,713
	Currency options	15,290,877	14,445	59,351

	Total	—	¥17,740	¥62,646

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002) (“JICPA Industry Audit Committee Report No. 25”) and other relevant standards are excluded from the above table.

		(in millions of yen)
		December 31, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Currency futures	¥744,343	¥(3,215)	¥(3,215)
OTC transactions	Currency swaps	62,850,201	121,050	121,050
	Forward contracts on foreign exchange	127,988,182	8,687	8,687
	Currency options	14,841,621	12,168	47,486

	Total	—	¥138,690	¥174,008

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied as described in JICPA Industry Audit Committee Report No. 25 and other relevant standards are excluded from the above table.

II.	Equity-related derivatives

		(in millions of yen)
		March 31, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Stock index futures	¥927,570	¥16,462	¥16,462
	Stock index options	1,526,029	(29,893)	7,146
OTC transactions	OTC securities option transactions	1,229,248	14,380	24,022
	OTC securities index swap transactions	596,888	20,484	20,484
	Forward transactions in OTC securities indexes	69,583	(1,075)	(1,075)

	Total	—	¥20,358	¥67,039

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		December 31, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Stock index futures	¥1,228,107	¥(12,516)	¥(12,516)
	Stock index options	2,227,920	(17,100)	23,993
OTC transactions	OTC securities option transactions	1,331,898	22,225	37,221
	OTC securities index swap transactions	716,972	10,445	10,445
	Forward transactions in OTC securities indexes	26,499	2,136	2,136

	Total	—	¥5,190	¥61,280

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

III.	Bond-related derivatives

		(in millions of yen)
		March 31, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥1,113,861	¥3,583	¥3,583
	Bond futures options	1,053,852	(721)	(121)
OTC transactions	Bond OTC options	531,044	(149)	(152)
	Bond forward contracts	1,755,354	777	777
	Bond OTC swaps	275,314	(2,626)	(2,626)
	Total return swaps	237,243	10,223	10,223

	Total	—	¥11,086	¥11,683

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

		(in millions of yen)
		December 31, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
Transactions listed on exchanges	Bond futures	¥1,007,382	¥1,504	¥1,504
	Bond futures options	1,441,618	256	14
OTC transactions	Bond OTC options	270,293	26	(18)
	Bond forward contracts	1,571,577	1,091	1,091
	Bond OTC swaps	277,861	4,403	4,403
	Total return swaps	249,975	546	546

	Total	—	¥7,828	¥7,542

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	Those derivatives transactions to which the hedge accounting is applied are excluded from the above table.

IV.	Commodity-related derivatives

		(in millions of yen)
		March 31, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Commodity swaps	¥304,197	¥4,084	¥4,084
	Commodity options	167,800	(76)	223

	Total	—	¥4,008	¥4,307

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		December 31, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Commodity swaps	¥214,922	¥2,492	¥2,492
	Commodity options	101,378	(71)	219

	Total	—	¥2,420	¥2,711

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

V.	Credit-related derivatives

		(in millions of yen)
		March 31, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Credit default options	¥5,914,221	¥(2,181)	¥(2,181)

	Total	—	¥(2,181)	¥(2,181)

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		December 31, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Credit default options	¥6,386,021	¥(3,512)	¥(3,512)

	Total	—	¥(3,512)	¥(3,512)

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

VI.	Other derivatives

		(in millions of yen)
		March 31, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Earthquake derivatives	¥53,190	¥364	¥1,200
	SVF Wrap Products	2,202,379	(19)	(19)
	Other	5,298	657	657

	Total	—	¥1,002	¥1,838

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	SVF Wrap Products are derivative instruments where BTMU guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

		(in millions of yen)
		December 31, 2017
Classification	Type of transaction	Contract amount	Fair value	Valuation gains (losses)
OTC transactions	Earthquake derivatives	¥36,000	¥—	¥669
	SVF Wrap Products	976,531	(8)	(8)
	Other	5,336	845	845

	Total	—	¥837	¥1,507

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	SVF Wrap Products are derivative instruments where BTMU guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

12.	Per Share Information

The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

	(in yen)
	For the nine months ended December 31,
	2016	2017
Basic earnings per common share	¥57.80	¥64.86
Diluted earnings per common share	57.59	64.63

	(in millions of yen)
	For the nine months ended December 31,
	2016	2017
Profits attributable to owners of the parent	¥786,938	¥863,427
Profits not attributable to common shareholders	—	—
Profits attributable to common shareholders of the parent	786,938	863,427

	(in thousands)
	For the nine months ended December 31,
	2016	2017
Average number of common shares during the periods	13,614,152	13,311,369

	(in millions of yen)
	For the nine months ended December 31,
	2016	2017
Diluted earnings per share
Adjustments to profits attributable to owners of the parent	¥(2,050)	¥(3,021)
Adjustments related to dilutive shares of consolidated subsidiaries and others	(2,050)	(3,021)

	(in thousands)
	For the nine months ended December 31,
	2016	2017
Increase in common shares	12,972	640

	For the nine months ended December 31,
	2016	2017
Description of antidilutive securities which were not included in the calculation of diluted earnings per share but which materially changed after the end of the previous fiscal year		Share subscription rights issued by equity method affiliates:
		Morgan Stanley
	—	Stock options and others — 0 million units as of September 30, 2017

13.	Subsequent Events

I.	Cancellation of own shares

MUFG resolved, at a meeting of the Board of Directors held on November 14, 2017, to cancel shares of its common stock in accordance with the provisions of Article 178 of the Company Act. The cancellation was carried out on January 22, 2018.

(1)	Reason for the cancellation: To enhance shareholder returns, improve capital efficiency and conduct capital management flexibly

(2)	Type of shares canceled: Common shares of MUFG

(3)	Number of shares canceled: 127,666,900 shares (equivalent to 0.91% of the total number of shares issued before the cancellation)

(4)	Cancellation date: January 22, 2018

II.	Redemption of preferred securities

MUFG approved redemption of all of the preferred securities (“Non-dilutive Preferred Securities”) issued by an overseas special purpose company, which is a subsidiary of MUFG on December 5, 2017, and redeemed the Non-dilutive Preferred Securities on January 25, 2018.

An outline of the redeemed Non-dilutive Preferred Securities is as follows.

Issuer	MUFG Capital Finance 6 Limited

Type of securities	JPY-denominated fixed/floating rate non-cumulative preferred securities
The Non-dilutive Preferred Securities rank, as to rights to a liquidation preference, effectively pari passu with the preferred shares issued by MUFG which rank most senior in priority of payment as to liquidation distribution.

Maturity	Perpetual Provided, however, that the issuer may, at its discretion, redeem all or part of the Non-dilutive Preferred Securities on a dividend payment date in January 2018 or thereafter.

Dividends	Dividend Rate 3.52% per annum (Fixed rate until January 2018) Floating rate after January 2018

Issue amount	JPY 150,000,000,000

Issue date	December 13, 2007

Redemption amount	JPY 150,000,000,000

Redemption price	JPY 10,000,000 per preferred security (equal to the issue price)